September 16, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Suzanne Hayes

Assistant Director

Re:	Oasmia Pharmaceutical AB

Amendment No. 2 to Registration Statement on Form F-1

Filed September 4, 2015

CIK No. 0001607245

Dear Ms. Hayes:

Oasmia Pharmaceutical AB (the “Company”) hereby submits responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 14, 2015 (the “Comment Letter”) relating to the Registration Statement on Form F-1 (“Form F-1”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 3 to the Form F-1 (the “Amended F-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Prospectus Cover

Comment No. 1. Please revise the cover page to provide a narrower estimate of the offering price range. For initial public offerings, a price range in excess of $2 for offerings up to $10 per share will not be considered bona fide. Please refer to the guidance provided in Question 134.04 in the Regulation S-K Compliance and Disclosure Interpretations.

Response No. 1. We have made the requisite revision to the price range; please see the prospectus cover page.

Stock Lending Agreement, page 113

Comment No. 2. We note your additional disclosure with respect to the entry into a Stock Lending agreement with Alceco to facilitate the closing of the ADSs under Swedish Law. Please provide a supplemental analysis indicating why the stock lending arrangement is necessary under Swedish Law including a discussion of any applicable precedent using similar methods to facilitate an offering of ADSs by a Swedish company. Please also specify the expected timing of the return of borrowed shares to Alceco following your receipt of newly issued ordinary shares and whether any delays in this process are possible. We may have further comments based on the information you provide.

Oasmia Pharmaceutical AB Vallongatan 1 SE-752 28 Uppsala Sweden

Telephone + 46 18 50 54 40 Fax + 46 18 51 08 73

info@oasmia.com www.oasmia.com

Response No. 2. According to the Swedish Companies Act, a Swedish company cannot issue any share certificates until the share issuance is registered with the Swedish Companies Registration Office. The same applies with respect to companies having their shares in electronic form only, including the Company. No shares can be created within Euroclear Sweden until the share issuance has been registered with the Swedish Companies Registration Office. To be able to register the share issuance with the Swedish Companies Registration Office, the Company must submit a certificate issued by the auditor of the Company certifying that the new shares have been paid for, which payment would not occur until the settlement of the transaction (typically three business days after pricing). The registration process with the Swedish Companies Registration Office is only a formality and the Company does not expect any difficulties having the new shares registered. It will normally take three to five business days for the Companies Registration Office to register the new share issuance. To facilitate delivery versus payment on the relevant settlement day, Swedish companies must borrow already existing shares and, upon closing of the share issuance, deliver the borrowed shares to the subscribers of the new shares. When the new shares are registered, the Company will return the borrowed shares to the lender of the existing shares. Our Swedish counsel has advised us that share lending arrangements in connection with an initial public offering are used in at least 75 percent of all transactions in the Swedish market. We are not aware of any precedent where this method to facilitate delivery versus payment of American Depositary Shares has been used with respect to Swedish companies. The Company believes that the likely reason for this is that there are very few, if any, examples of listings of Swedish companies in the U.S. in recent years.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (46) 1850 5440 or our counsel Gregory Sichenzia or Henry Nisser at (212) 930-9700.

Very truly yours,

/s/ Julian Aleksov

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